Exhibit 99.1

NXT ANNOUNCES COMPLETION AND
PRESENTATION OF JOINT PAPER
CO-AUTHORED WITH PEMEX

Highlights

°	PEMEX and NXT Joint Paper Presented in Cartagena July 24, 2013
°	NXT to exhibit at AAPG ICE conference in Cartagena September 8-11, 2013

CALGARY, ALBERTA, July 25, 2013 - NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX-V:SFD; OTC:NSFDF) advises that a technical paper (the “Joint Paper”) jointly authored with Petrolēos Mexicanos (“PEMEX”), the National Oil Company of Mexico was presented at the Next Generation Oil & Gas (“NGO”) Latin America Summit 5 conference held in Cartagena, Colombia.  The Joint Paper includes highlights of the positive correlation of results from NXT’s initial Stress Field Detection (“SFD®”) aerial survey system with PEMEX’s existing geophysical data in the Gulf of Mexico region.

In 2012, PEMEX conducted a US $5.8 million pilot survey project using NXT’s proprietary SFD® survey system with the objective of evaluating SFD® in various geological settings. Upon the delivery of NXT’s survey results and recommendations, PEMEX prepared a comprehensive internal “Integration Study”, which involved the comparison of SFD® data with PEMEX’s proprietary engineering, geological and geophysics data, including seismic and controlled source electromagnetic data.

The Joint Paper summarizes the results of the comprehensive PEMEX Integration Study.  A copy of the Joint Paper can be viewed by contacting NXT via our website www.nxtenergy.com and accessing the link http://www.nxtenergy.com/_downloads/VerificationReports/pemexreport.php.  The following are highlights of the survey as cited in the Joint Paper:

“The integration results show significant correlation between SFD® anomalies and known hydrocarbon accumulations. The designed lines crossed a total of 64 known hydrocarbon accumulations of various sizes. PEMEX determined that SFD® successfully identified 47 of these known accumulations.  Furthermore, these 64 accumulations represent an estimated total of 12,047.9 MMBoe of 3P reserves out of which the identified 47 accumulations represent a total of 11,918.7 MMBoe.  The remaining unidentified 17 accumulations have a reserve total of 129.2 MMBoe that are primarily in isolated locations and have a linear extent of less than 2 km”.

“Furthermore, in areas of active exploration, it was shown that the SFD® anomalies exhibit significant correlation with seismically identified prospects as well as with prospects that were confirmed or located with other methods”.

“The results demonstrate that SFD® technology is capable of detecting geological traps with reservoir potential, irrespective of lithology.  Moreover, the proximity to or position of salt bodies or water depth, does not inhibit the capabilities of SFD®.”

George Liszicasz, NXT’s President & CEO noted  “This project has provided an excellent opportunity to work with highly qualified geoscientists at PEMEX.  We are very proud of the Integration Study results and the opportunity to jointly author the Joint Paper. Indeed, the Joint Paper carries great importance for NXT, since it demonstrates that the early stage use of SFD® can mitigate risk by focusing our clients’ future exploration efforts and resources.” Liszicasz further noted “we look forward to assisting PEMEX with their ongoing exploration programs.”

The NGO forums are held in various international locations each year, with attendance by oil and gas exploration and production companies who are targeted as potential adopters of new exploration technologies, in frontier and other high-risk prospect areas where SFD is a valuable tool to reduce costs, time and environmental footprint.  NXT further advises that it will be exhibiting at the annual AAPG ICE conference in Cartagena, Colombia September 8 to 11, 2013. This premier event attracts exploration professionals from throughout the world.

NXT is a Calgary based company whose proprietary airborne SFD® survey system provides a survey method that can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The Company’s securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States unless an exemption from such registration is available.

Forward-Looking Statements:

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2012 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information, please contact:

Investor Relations
kin communications inc.
604-684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

Greg Leavens
NXT Energy Solutions Inc.
V-P Finance & CFO
403-206-0805

George Liszicasz
NXT Energy Solutions Inc.
President & CEO
403-206-0800
www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC Exchange accept responsibility for the adequacy or accuracy of this release.